UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*
PolyMet Mining Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

731916102
(CUSIP Number)
Stephen Rowland and Rajiv Singhal
Glencore International AG
Baarermattstrasse 3
CH-6341 Baar
Switzerland
+41 41 709 2000

With copies to:
Matias Vega, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Glencore International plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZEN OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,404,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,404,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,404,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON
CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,404,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,404,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,404,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON
CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Glencore AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,404,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,404,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,404,071

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON
CO

Explanatory Note:

This Amendment No. 8 (“Amendment No. 8”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, and Amendment No. 7 thereto filed on November 15, 2010 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp. (the “Issuer”), a corporation incorporated under the laws of the Province of British Columbia, Canada.  This Amendment No. 8 reflects changes to Items 1, 2, 3, and 5, and the addition of a new joint filing agreement among the Reporting Persons to Item 7 of the Statement.  The primary purpose of this Amendment No. 8 is to remove Glencore Holding AG as a Reporting Person and to add Glencore International plc as a Reporting Person as a result of the reorganization of Glencore International AG’s shareholding structure pursuant to which Glencore International plc became the immediate holding company of Glencore International AG.

Item 1.                 Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada.  The Issuer’s principal executive office is located at Suite 390 – 3600 Lysander Lane, Richmond, British Columbia V7B 1C3.

Item 2.                 Identity and Background

This Schedule 13D is being filed by (a) Glencore International plc (“Glencore plc”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (collectively, the “Reporting Persons”).  Glencore plc is a company organized under the laws of Jersey.  Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and on the Hong Kong Stock Exchange.  Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of commodities, with worldwide activities in the marketing of metals and minerals, energy products and agricultural products and the production, refinement, processing, storage and transport of these products.  Each of the Reporting Persons other than Glencore plc is a direct or indirect wholly-owned subsidiary of Glencore plc.  Glencore AG is a direct wholly-owned subsidiary of Glencore International.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule 1 hereto (the “Schedule 1 Persons”), which Schedule 1 is incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration

On October 31, 2008, Glencore AG, the Issuer and the Issuer’s wholly−owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (“Poly Met Inc.”), entered into a Purchase Agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provides for, among other things, Glencore AG’s purchase of up to US$50 million in aggregate principal amount of floating rate secured debentures issued by Poly Met Inc. (the “Debentures”).

The initial closing of the transactions contemplated by the Purchase Agreement occurred on October 31, 2008.  At that closing, an initial tranche of US$7.5 million of the Debentures (the “Tranche A Debenture”) was issued to Glencore AG by Poly Met Inc.  Subsequently, Poly Met Inc. issued to Glencore AG a second tranche of US$7.5 million of the Debentures (the “Tranche B Debenture”) on December 22, 2008, followed by a third tranche of US$5.0 million of the Debentures (the “Tranche C Debenture”) on June 17, 2009, and a fourth tranche of US$5.0 million of the Debentures (the “Tranche D Debenture”) on August 31, 2009.  The final US$25 million of the Debentures (the “Tranche E Debenture”) to be issued by Poly Met Inc. under the Purchase Agreement would be issued to Glencore AG upon the satisfaction of additional closing conditions set forth in the Purchase Agreement, including, among other things, the publication of the final Environmental Impact Study for the Issuer’s NorthMet project in the State of Minnesota’s Environmental Quality Board Monitor, receipt by PolyMet of a binding term sheet in respect of financing for a construction project relating to the NorthMet project, and certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts.

The Debentures bear interest at a rate equal to the 12 month US dollar LIBOR plus 4% and are due on September 30, 2011.  Interest is payable in cash or by increasing the principal amount of the Debentures. For payments on or before September 30, 2009, the Issuer could elect in which form to make the interest payments; thereafter, Glencore AG may make such election.  As of March 31, 2011, approximately US$2.88 million of interest has been added to the principal amount of the Debentures.  The Issuer has guaranteed Poly Met Inc.’s obligations under the Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008.  Poly Met Inc.’s obligations under the Debentures are secured by (a) the assets of the Issuer pursuant to a Security Agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG, (b) the assets of Poly Met Inc. pursuant to a Security Agreement (the “Poly Met Inc. Security Agreement”), dated as of October 31, 2008, between Poly Met Inc. and Glencore AG, and (c) a security interest in the Issuer’s equity interest in Poly Met Inc. pursuant to a Pledge Agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG.

Pursuant to the Purchase Agreement, the Debentures are exchangeable into Common Shares at any time until September 30, 2011 pursuant to an Exchange Warrant (the “Exchange Warrant”), dated as of October 31, 2008, at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture.  Poly Met Inc. may prepay the Debentures if the Issuer’s Common Shares trade at a 20−day volume weighted average price equal to or exceeding US$6.00 per Common Share.  If the Issuer elects to prepay the Debenture, Glencore AG may, at its option, exchange the Debenture for Common Shares pursuant to the Exchange Warrant (regardless of the market price of the Common Shares at such time) within thirty (30) days of such prepayment election by the Issuer. Prepayment of the Debentures between October 1, 2010 and September 30, 2011 must be accompanied by a premium of 2.5% of the principal amount of the Debentures being repaid.

Pursuant to a Purchase Warrant (the “Initial Purchase Warrant”), dated as of October 31, 2008, the Issuer issued to Glencore AG warrants (the “Initial Warrants”) to purchase 6.25 million Common Shares.  Pursuant to the Purchase Agreement, the exercise price of the Warrants is US$3.00 per Common Share.  If the volume−weighted 20−day average price of the Common Shares exceeds a 50% premium to the then applicable exercise price, the Issuer could elect to accelerate the warrant expiry date such that Glencore AG must exercise the Initial Warrants within 30 days of such notice by the Issuer or the Initial Warrants will expire.

Concurrently with the issuance of the Tranche A Debenture and the Initial Warrants, the Issuer and Glencore AG entered into a Registration Rights Agreement (the “Initial Registration Rights Agreement”). The Registration Rights Agreement granted Glencore AG demand and piggyback registration rights with respect to Common Shares received upon conversion of the Debentures or exercise of the Initial Warrants. The Registration Rights Agreement provided that the Issuer must effect an unlimited number of demand registration rights if Glencore AG exercises its demand registration rights for the registration of Common Shares covering at least twenty−five percent (25%) of the Common Shares received upon conversion of the Debentures or exercise of the Initial Warrants and then held by Glencore AG or its transferees (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5 million); provided, however, the Issuer is not obligated to effect (a) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5 million, (b) more than two such registrations in any twelve−month period or (c) any registration at a time when it is keeping three such registration statements effective.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore AG and the Issuer (the “First Subscription Agreement”), the Issuer sold to Glencore AG 3,773,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share).  Pursuant to a second subscription agreement, dated as of November 23, 2009, between Glencore AG and the Issuer (the “Second Subscription Agreement,” and together with the First Subscription Agreement, the “Initial Subscription Agreements”), the Issuer sold to Glencore AG 5,660,377 Common Shares on January 26, 2010 for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).  Glencore AG used working capital to purchase the Common Shares under each of the Subscription Agreements.

The source of funds for all of the purchases described above was working capital of the Reporting Persons. The Reporting Persons anticipate that the source of funds for the exercise of any of the Initial Warrants would be working capital of the Reporting Persons.

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Initial Purchase Warrant, the Initial Registration Rights Agreement, the First Subscription Agreement and the Second Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and documents, which were previously filed with the Securities and Exchange Commission as exhibits to the Statement, and are hereby incorporated herein by reference.

On November 12, 2010, the Issuer, Poly Met Inc. and Glencore AG entered into an Amendment and Waiver Agreement (the “Amendment and Waiver”) pursuant to which the parties agreed:

•	to terminate and discharge the Issuer’s obligation to issue, and Glencore AG’s obligation to purchase, the Tranche E Debenture;

•	to extend the maturity date for each of the remaining Debentures from September 30, 2011 to September 30, 2012;

•	to extend the expiration of the Exchange Warrant from September 30, 2011 to September 30, 2012; and

•
to cancel the Initial Purchase Warrant and to cause the Issuer to issue to Glencore a new warrant to purchase up to 3 million Common Shares at an exercise price of US$2.00 per share on or before December 31, 2015.

In accordance with the terms of the Amendment and Waiver, the Issuer issued to Glencore AG a Non-Transferable Common Share Purchase Warrant, dated November 12, 2010 (the “Second Purchase Warrant”), pursuant to which Glencore AG received warrants to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per Common Share (the “Second Warrants”).  The Second Warrants expire on December 31, 2015.

In accordance with the terms of the Amendment and Waiver, the Issuer and Glencore AG also entered a Registration Rights Agreement, dated as of November 12, 2010 (the “Second Registration Rights Agreement”), pursuant to which Glencore AG was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore AG, including any Common Shares issued upon conversion of the Debentures or exercise of the Second Warrants, and any transferee of Common Shares to whom Glencore AG transferred its registration rights (“Registrable Securities”).  The Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of the Registrable Securities demand the registration of Common Shares covering at least twenty-five percent (25%) of outstanding Registrable Securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5 million); provided, however, the Issuer is not obligated to effect (a) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5 million, (b) more than two such registrations in any twelve-month period or (c) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore AG and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “Third Subscription Agreement”), pursuant to which Glencore AG agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares (the “Subscription Shares”) for a purchase price of US$2.00 per Common Share.  The Subscription Shares will be issued and sold in three separate tranches of 5,000,000 Common Shares each.  Subject to the satisfaction of certain conditions as set forth in the Third Subscription Agreement, the closing of each tranche (the “Closings”) will take place upon the occurrence of specified events or on specified dates that run from January 17, 2011 through October 15, 2012.  Notwithstanding the foregoing, Glencore AG may in its sole discretion, by providing the Issuer with no less than 10 days prior written notice, cause any one or more of the Closings to occur prior to the date specified for such Closing in the Third Subscription Agreement.  On January 17, 2011, Glencore AG acquired 5,000,000 Common Shares pursuant to the first tranche of the Third Subscription Agreement.

The source of funds for all of the purchases described above was working capital.  The Reporting Persons anticipate that the source of funds for the purchase of the remaining Subscription Shares and the exercise of any of the Second Warrants will be working capital of the Reporting Persons.

The foregoing summaries of the Amendment and Waiver, the Second Purchase Warrant, the Second Registration Rights Agreement and the Third Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the Securities and Exchange Commission as exhibits to the Statement, and are hereby incorporated herein by reference.

Item 4.                 Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes.  The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs.  Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired.  Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise.  Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended.  In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Reporting Persons.  Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).  To the Reporting Persons’ knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Item 5.                 Interest in Securities of the Issuer

(a) and (b) Each of the Reporting Persons owns, directly or indirectly, 14,433,962 Common Shares.  However, each of the Reporting Persons may be deemed to have direct or indirect “beneficial ownership,” within the meaning of Rule 13d-3 under the Act, of 10,000,000 Subscription Shares and an additional 9,970,109 Common Shares which are issuable upon the exercise of the Exchange Warrants and the Second Warrants.  Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 34,404,071 Common Shares, representing 19.7% of the Issuer’s issued and outstanding Common Shares.  The beneficial ownership percentages set forth herein are based on 154,825,791 Common Shares reported as outstanding by the Issuer in its Form 20-F for fiscal year ended January 31, 2011, as adjusted in accordance with Rule 13d-3(d)(1)(i) under the Act to account for the 19,970,109 Common Shares the Reporting Persons have the right to acquire within 60 days.  The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 34,404,071 Common Shares.

(c) Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days, in any Common Shares.

(d) None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has the right to receive dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.

(e) Not applicable.

Item 6                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7                  Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated June 1, 2011, between Glencore International plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D.

2	Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

3	Floating Rate Secured Debenture (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

4	Parent Guarantee (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

5	Security Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

6	Security Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

7	Pledge Agreement (incorporated by reference to Exhibit No. 99.7 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

8	Exchange Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.8 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

9	Purchase Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.9 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

10	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.10 to the Schedule 13D filed with the Securities and Exchange Commission on November 10, 2008).

11	Amendment No. 1 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.11 to the Schedule 13D filed with the Securities and Exchange Commission on December 24, 2008).

12	Amendment No. 2 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.12 to the Schedule 13D filed with the Securities and Exchange Commission on December 24, 2008).

13	Amendment No. 3 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.13 to the Schedule 13D filed with the Securities and Exchange Commission on December 24, 2008).

14	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.14 to the Schedule 13D filed with the Securities and Exchange Commission on December 24, 2008).

15	Amendment No. 4 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.15 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

16	Amendment No. 5 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.16 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

17	Amendment No. 6 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.17 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

18	Amendment No. 7 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.18 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

19	Amendment No. 8 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.19 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

20	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.20 to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2009).

21	Amendment No. 9 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.21 to the Schedule 13D filed with the Securities and Exchange Commission on September 4, 2009).

22	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.22 to the Schedule 13D filed with the Securities and Exchange Commission on September 4, 2009).

23	Amendment No. 10 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.23 to the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2009).

24	Amendment No. 11 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.24 to the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2009).

25	Subscription Agreement (incorporated by reference to Exhibit No. 99.25 to the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2009).

26	Subscription Agreement (incorporated by reference to Exhibit No. 99.26 to the Schedule 13D filed with the Securities and Exchange Commission on November 23, 2009).

27
Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.27 to the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2010).

28
Non-Transferable Common Share Purchase Warrant of Poly Met Mining Corp., dated November 12, 2010 (incorporated by reference to Exhibit No. 99.28 to the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2010).

29
Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.29 to the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2010).

30
Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.30 to the Schedule 13D filed with the Securities and Exchange Commission on November 15, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2011

Glencore AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Stefan Peter

Name:	Stefan Peter

Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Gerda Schwindt

Name:	Gerda Schwindt

Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin

Name:	Steven Kalmin

Title:	Director

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International plc, Glencore International AG and Glencore AG.  Each executive officer of each of Glencore International plc, Glencore International AG and Glencore AG is also a director of such company.  Where no business address is given for a director, such director’s principal employer is Glencore International plc or one of its subsidiaries, and the business address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore International plc:

Name	Principal Occupation	Business address	Share Ownership
Simon Murray (Citizen of United Kingdom)	Chairman, General Enterprise Management Services Ltd.	GEMS General Enterprise Management Services Ltd. 3601 Cheung Kong Center 2 Queen's Road Central Hong Kong
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Anthony Hayward (Citizen of United Kingdom)	Senior Independent Non-Executive Director.	3E Capital Limited 78 Brook Street London W1K 5EF Great Britain
Peter Coates (Citizen of Australia)	Chairman, Santos Ltd.	Santos Level 31, The Chifley Tower, 2 Chifley Square Sydney 2000 Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, RHJ International S.A.	RHJ International Bahnhofstrasse 69a Zuerich 8001 Switzerland
William Macaulay (Citizen of USA)	Chairman and Chief Executive Officer, First Reserve Corporation.	First Reserve Corporation One Lafayette Place Greenwich, CT 06830 USA
Li Ning (Citizen of United Kingdom)	Executive Director, Henderson Land Development Co. Ltd. and Hong Kong Ferry (Holdings) Company Ltd.	Henderson Land Development Co. Ltd. & Hong Kong Ferry (Holdings) Co. Ltd. 71/F - 76/F, Two International Finance Center 8 Finance Street Central Hong Kong

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant
Aristotelis Mistakidis (Citizen of the United Kingdom)	Co-director zinc/copper/lead

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Amendment No. 8 to the statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  June 1, 2011

Glencore AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Stefan Peter

Name:	Stefan Peter

Title:	Officer

Glencore International AG

By:	/s/ Andreas Hubmann

Name:	Andreas Hubmann

Title:	Director

By:	/s/ Gerda Schwindt

Name:	Gerda Schwindt

Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin

Name:	Steven Kalmin

Title:	Director